ULTIMAX DIGITAL, INC.

                                                                                                                                                February 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

RE:	Ultimax Digital, Inc. (“Company”)
Registration Statement on Form S-1, filed January 27, 2023
(File No. 333-267590) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Ultimax Digital, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m. ET on Thursday, February 9, 2023, or as soon thereafter as is practicable, unless we or our outside counsel, Paul Goodman request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Paul Goodman, Esq at 917-596-0905.

Very truly yours,

ULTIMAX DIGITAL, INC.

By:	/s/ Jesse Sutton
Name:	Jesse Sutton
Title:	Chief Executive Officer